VIPER ENERGY PARTNERS LP

500 WEST TEXAS AVENUE, SUITE 1200

MIDLAND, TEXAS 79701

September 2, 2014

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Viper Energy Partners LP
Registration Statement on Form S-1
Filed August 14, 2014
File No. 333-198129

Dear Mr. Schwall:

Set forth below are the responses of Viper Energy Partners LP , a Delaware limited partnership (the “Company”, “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 28, 2014 with respect to our Registration Statement on Form S-1, File No. 333-198129, filed with the Commission on August 14, 2014 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, three copies of this letter and three copies of Amendment No. 1 marked to show all changes made since the filing of the Registration Statement will be hand delivered to your offices.

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

General

1.	Please file all exhibits, including the Form of Underwriting Agreement and the opinions of Akin Gump Strauss Hauer & Feld LLP. In addition, submit the interactive data files required by Item 601(b)(101) of Regulation S-K. Please understand that we will need adequate time to review these materials before effectiveness.

Response:

We acknowledge the Staff’s comment and have (i) filed with Amendment No. 1 the exhibits that are required to be filed, including the Form of Underwriting Agreement and the opinions of Akin Gump Strauss Hauer & Feld LLP, and (ii) submitted the interactive data files required by Item 601(b)(101) of Regulation S-K.

The Partnership Agreement, page 109

Applicable Law; Forum, Venue and Jurisdiction, page 111

2.	We note you disclose that if a person brings certain claims, suits, actions or proceedings and “does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse you and your affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonably attorney’s fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding.” Please provide risk factor disclosure about the impact of this fee shifting provision on investors.

Response:

We acknowledge the Staff’s comment and have revised the risk factor on page 43 to address this request.

If you have any questions or comments concerning these responses, please contact the undersigned at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

By:	/s/ Teresa L. Dick
Teresa L. Dick Chief Financial Officer, Senior Vice President and Assistant Secretary

cc:	Karina V. Dorin, Securities and Exchange Commission
Randall J. Holder, Viper Energy Partners LP
Seth Molay, Akin Gump Strauss Hauer & Feld LLP
J. Michael Chambers, Latham & Watkins LLP
Brett E. Braden, Latham & Watkins LLP